Exhibit (a)(1)(C)

GEOKINETICS INC.
STOCK OPTION EXCHANGE PROGRAM
COMMONLY ASKED QUESTIONS
June 26, 2009

General Information

The following Commonly Asked Questions were prepared to address general questions that you may have about the offer to exchange certain outstanding underwater incentive stock options (“eligible ISOs”) for a lesser amount of replacement incentive stock options with a lower exercise price (“Exchange Offer”) made by Geokinetics Inc. (“Geokinetics,” “we,” “us” and “Company”) to employees eligible to participate in the Exchange Offer. The information in this document is based on the information contained in the Offer to Exchange document dated June 26, 2009 and related materials, filed by Geokinetics with the U.S. Securities and Exchange Commission (“SEC”) on June 26 , 2009 and delivered to eligible employees via email. The information in this document is provided as of June 26, 2009 and does not contain complete details about the Exchange Offer. Additional information about the Exchange Offer is available in the Offer to Exchange document and related materials.

1.           What is the Exchange Offer?

The Exchange Offer is a voluntary, one-time opportunity for eligible employees to surrender eligible incentive stock options in exchange for a lesser amount of replacement stock options with a lower exercise price.

2.           Why is Geokinetics making the Exchange Offer?

The Geokinetics’ stock price has experienced a significant decline over the last year due to the current global financial and economic crisis.  As of June 25, 2009, Geokinetics common stock closed at a market price of $12.41, resulting in current incentive stock options awarded to employees to be underwater.

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business given that we rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business, and satisfy customer needs. Competition for our employees is intense and like many companies, we use stock options as a means of attracting, motivating and retaining our best employees. At Geokinetics, stock options constitute a key part of our incentive and retention programs because our Board of Directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.

    The Board of Directors and the Compensation Committee believe that these underwater ISOs no longer serve as an effective incentive to motivate and retain our employees.  We believe our employees currently consider these options as having little or no value and   continuing to retain these ISOs delivers minimal retention or incentive value to the option holders and provides limited opportunity to recapture value from the associated compensation expense unless the ISOs are surrendered or cancelled.  For these reasons, we believe the Option Exchange is important for the Geokinetics.

3.           What are eligible incentive stock options?

Only unvested incentive stock options awarded in December 2007 at an exercise price of $28.00 will be eligible for the Exchange Offer.

4.           What is the exchange ratio and how is it calculated?  Please provide an example.

The exchange program commences on June 26, 2009, and the exchange ratio is 0.92 replacement options to 1 eligible ISO.  The exchange ratio has been designed to result in a fair value, for accounting purposes, of the replacement options that is approximately equal to the fair value of the eligible ISOs (calculated using the Black-Scholes model) that are surrendered in exchange.  The calculation of fair value using the Black-Scholes model takes into account many variables, such as the volatility of our stock and the expected term of an option. The exchange ratio was calculated based on valuation assumptions utilizing the Company’s closing stock price of $12.41 on June 25, 2009.

This Option Exchange will be accounted for as a value-for-value exchange and the exchange ratio is intended to make the grant of replacement options accounting expense neutral.  Setting the exchange ratio in this manner is intended to eliminate any additional compensation cost that must be recognized on the replacement options, other than immaterial compensation expenses that may result from fluctuations in our stock price after the exchange ratio has been set but before the exchange actually occurs.

For purposes of example only, if a participating employee exchanged eligible ISOs for 6,000 shares, the employee would receive replacement options for 5,520 shares in exchange for the surrendered eligible ISOs (6,000 multiplied by 0.92).  The total number of replacement options an employee will receive with respect to a surrendered eligible ISOs will be determined by converting the number of shares underlying the surrendered eligible ISOs according to the exchange ratio and rounding down to the nearest whole share.

5.           Who is eligible to participate in the Exchange Offer?

You are an “eligible employee” if you are:

•	A U.S. or international employee of Geokinetics or a subsidiary who holds eligible ISOs;

•	Employed on the date the Exchange Offer commences and remain employed through the date the replacement stock options are granted; and

•
Not a non-executive member of our Board of Directors.  Executive officers, including the executive member of the Board of Directors, Richard F. Miles, the Company’s President and CEO, are eligible employees.

6.           What are the terms and conditions of the replacement options?

Each replacement option will have an exercise price per share equal to the greater of $5.00 or the closing price of our common stock as reported on the NYSE Amex for the day on which the Exchange Offer expires (“Grant Date”).  None of the replacement options will be vested on the date of grant and will vest in the following increments: 20% on November 15, 2009; 35% on November 15, 2010; and 45% on November 15, 2011.  The replacement options will have a term approximately equal to but no longer than the remaining term of the eligible ISOs.  As of June 26, 2009, the replacement options would have a term of approximately 4.5 years.

7.           If I elect to participate, when would I receive my replacement stock option grant?

The grant date of the replacement stock options will be the day of the expiration of the Option Exchange Program.  You will receive all related information and paperwork as soon as is administratively feasible.

8.           When will the Exchange Offer take place?

The Exchange Offer will begin at 12:01 a.m., Central time, on Friday, June 26, 2009, and will expire at 5:00 p.m., Central time, on Monday, July 27, 2009, unless extended in the Company’s sole discretion.

9.           If I am eligible employee, how do I participate in the Exchange Offer?

You must return a completed, signed Election Form before the deadline of 5:00 p.m., Central time, on July 27, 2009 (or such later date as may apply if the Exchange Offer is extended) to:

Diane Anderson
Office of the Corporate Secretary
1500 CityWest Blvd., Suite 800, Houston, TX 77042,  (281) 848-6986 at corporate.secretary@geokinetics.com or fax (713) 850-7330.

10.           Will the Company accept a fax or a PDF copy of my signed Election Form?

Yes, the Company will accept an original, a fax or a PDF copy of your signed Election Form delivered by any means to the above address for the Office of the Corporate Secretary. Delivery of the Election Form is at your own risk, so you should choose a method of delivery that you believe best ensures receipt by the Company prior to the expiration of the Exchange Offer.

11.           Do I have to participate in the Option Exchange Program?

Participation in the Option Exchange Program is completely voluntary.  If you choose not to participate, you would keep your current outstanding incentive stock options under the existing terms and conditions.